January 19, 2009

Andrew Mew, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year Ended December 29, 2007
Form 10-Q for the Fiscal Quarters Ended March 22, 2008,
June 14, 2008 and September 6, 2008
File No. 1-00041

Dear Mr. Mew:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company”) dated January 15, 2009. The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 29, 2007

General

1.	Please submit your letter to us dated January 13, 2009 on EDGAR as well as your response to this letter. Further, please submit your correspondence received on November 14, 2008, November 24, 2008, and December 2, 2008 on EDGAR. Where you have requested confidential treatment for any portion of your correspondence to us, the redacted version of the letter should be submitted on EDGAR.

We understand and will comply with this comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note L. Segments, page 63

2.	Please expand your disclosure to identify the 12 geographic retail divisions defined as operating segments.

3.	Please expand your disclosure to clarify what you mean by “one store format.” In this regard, store format is also used to describe whether a facility is a combination food operation with pharmacy, fuel centers or for example a supercenter or small-store format such as “The Market.”

4.	Please revise your disclosure as follow:”…the operating segments have similar historical economic characteristics and are expected to have similar economic characteristics and similar long-term financial performance in the future.”

We will revise our disclosure as requested. The revised disclosure will read as follows:

Note L: Segments

Safeway’s retail business, which represents more than [xx]% of consolidated sales and other revenue, operates in the U.S. and Canada. Safeway is organized into 12 geographic retail divisions (Northern California, Vons, Portland, Seattle, Denver, Phoenix, Texas, Chicago, Eastern, Alberta, Vancouver and Winnipeg) that are operating segments as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Across all 12 divisions Safeway operates one store format, where each store offers the same general mix of products with similar pricing to similar categories of customer, primarily in Safeway’s Lifestyle format. Safeway does not operate supercenters, warehouse formats, combination clothing/grocery stores or discount stores.

These 12 operating segments have been aggregated into one reportable segment because, in the Company’s judgment, the operating segments have similar historical economic characteristics and are expected to have similar economic characteristics and similar long-term financial performance in the future. The principal measures and factors we considered in determining whether the economic characteristics are similar are gross margin percentage, operating profit margin, sales growth, capital expenditures, competitive risks, operational risks and challenges, retail store sales, costs of goods sold and employees. In addition, each operating segment has similar products, similar production processes, similar types of customers, similar methods of distribution and a similar regulatory environment. The Company believes that disaggregating our operating segments would not provide material additional information.

The following table presents information about the Company by geographic area (in millions):

	U.S.		Canada		Total
2008
Sales and other revenue	$		$		$
Operating profit
Income before income taxes
Long-lived assets, net
Total assets
2007
Sales and other revenue		$36,271.4		$6,014.6		$42,286.0
Operating profit		1,496.7		275.4		1,772.1
Income before income taxes		1,141.9		261.7		1,403.6
Long-lived assets, net		9,153.9		1,468.1		10,622.0
Total assets		15,453.6		2,197.4		17,651.0
2006
Sales and other revenue		$34,721.1		$5,463.9		$40,185.0
Operating profit		1,370.4		229.4		1,599.8
Income before income taxes		1,029.2		210.8		1,240.0
Long-lived assets, net		8,553.5		1,219.8		9,773.3
Total assets		14,456.9		1,816.9		16,273.8

The following table presents sales revenue by type of similar product (dollars in millions):

	2008		2007		2006
	Amount	% of total	Amount	% of total	Amount	% of total
Non-perishables (1)	$	%	$19,178.4	45.4%	$18,513.0	46.0%
Perishables (2)		%	15,833.9	37.4%	15,067.3	37.5%
Fuel		%	3,487.8	8.2%	3,002.4	7.5%
Pharmacy		%	3,785.9	9.0%	3,602.3	9.0%

Total sales and other revenue	$	%	$42,286.0	100.0%	$40,185.0	100.0%

(1)	Consists primarily of general merchandise, grocery, meal ingredients, soft drinks and other beverages, snacks and frozen foods.

(2)	Consists primarily of produce, dairy, meat, bakery, deli, floral and seafood.

Please do not hesitate to contact me by telephone at (925) 467-3142 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David F. Bond
David F. Bond Senior Vice President Finance and Control

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